POLYMET MINING CORP.
(a development stage company)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 July 2011

U.S. Funds

Suite 390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3

E-MAIL: info@polymetmining.com OR VISIT OUR WEBSITE AT: www.polymetmining.com

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Condensed Interim Consolidated Balance Sheets
As at July 31 and January 31
All figures in Thousands of U.S. Dollars- unaudited

	31 July	31 January
ASSETS	2011	2011
Current
Cash and equivalents	$11,492	$10,361
Trade and other receivables	502	318
Investment	62	66
Prepaid expenses	627	636
Assets held for sale (Notes 5 and 14c))	3,420	3,420
	16,103	14,801
Mineral Property, Plant and Equipment (Notes 4 and 5)	155,107	141,813
Total Assets	$171,210	$156,614

LIABILITIES
Current
Trade payables and accrued liabilities	$2,224	$2,444
Current portion of long term debt (Note 6)	6,250	6,750
Current portion of environmental rehabilitation provision (Note 7)	1,408	1,408
	9,882	10,602

Long term
Long term debt (Note 6)	4,749	1,775
Convertible debt (Note 8)	28,418	27,631
Environmental rehabilitation provision (Note 7)	15,394	14,311
Total Liabilities	58,443	54,319

SHAREHOLDERS’ EQUITY
Share Capital - (Note 9)	153,979	142,373
Equity Reserves – (Note 9d))	41,061	39,689
Deficit	(82,273)	(79,767)
	112,767	102,295
Total Liabilities and Shareholders’ Equity	$171,210	$156,614

General Information and Going Concern (Note 1)
Commitments and Contingencies (Notes 5, 7, 9 and 14)
Subsequent Event (Note 9e))

ON BEHALF OF THE BOARD:

”William Murray”         Director

 “David Dreisinger”      Director

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Condensed Interim Consolidated Statements of Loss, Other Comprehensive Loss
For the Periods Ended July 31
All figures in Thousands of U.S. Dollars except per share amounts- unaudited

	Three	Three		Six
	months	months	Six months	months
	ended	ended	ended	ended
	31 July	31 July	31 July	31 July
	2011	2010	2011	2010
General and Administrative
Amortization	$7	$8	$15	$15
Consulting fees	14	7	19	16
Directors’ fees	65	-	111	-
Exploration	-	-	-	193
Financing costs write-off (Note 14b))	-	1,830	-	1,830
Investor relations and financing	4	20	8	59
Office and corporate wages	348	289	532	650
Professional fees	217	66	422	99
Shareholders’ information	169	111	231	207
Share-based compensation (Notes 9
b) and c))	32	24	568	34
Transfer agent and filing fees	44	27	88	62
Travel	62	86	151	154
	962	2,468	2,145	3,319

Other Expenses (Income)
Finance income and costs (Note 10)	171	149	343	298
Loss (gain) on foreign exchange	66	(20)	53	(32)
Rental income	(12)	(48)	(35)	(118)
	225	81	361	148

Loss for the Period	1,187	2,549	2,506	3,467

Other Comprehensive Income
Unrealized gain (loss) on investment	(21)	(51)	(7)	(73)
Total Comprehensive Loss for the period	$1,208	$2,600	$2,513	$3,540

Basic and Diluted Loss per Share	$(0.01)	$(0.02)	$(0.02)	$(0.02)

Weighted Average Number of Shares	156,040,791	149,046,890	155,480,584	149,018,305

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
For the six months ended July 31
All figures in Thousands of U.S. Dollars except per share amounts - unaudited

	Share Capital (Note 9 )			Equity Reserves
				Warrants and
	Authorized			Share-based	Available for	Total Equity
	Shares	Issued Shares	Amount	Payment	Sale Revaluation	Reserves	Deficit	Total
Balance at January 31, 2011	Unlimited	154,825,791	$142,373	$39,695	$(6)	$39,689	$(79,767)	$102,295
Loss for the period	-	-	-	-	-	-	(2,506)	(2,506)
Other comprehensive loss for the period	-	-	-	-	(7)	(7)	-	(7)
Total other comprehensive income	-	-	-	-	(7)	(7)	(2,506)	(2,513)
Shares and warrants issued:
Equity offering and issuance costs	-	5,000,000	9,978	-	-	-	-	9,978
Exercise of options	-	1,110,000	834	-	-	-	-	834
Fair value of stock options exercised	-	-	605	(605)	-	(605)	-	-
For options on land purchases	-	95,000	189	-	-	-	-	189
Long-term debt - warrants (Note 6)	-	-	-	550	-	550	-	550
Milestone 4 Bonus Share cost amortization (Note 14)	-	-	-	674	-	674	-	674
Share-based compensation (Note 9c))	-	-	-	760	-	760	-	760
Balance – July 31, 2011	Unlimited	161,030,791	$153,979	$41,074	$(13)	$41,061	$(82,273)	$112,767

	Share Capital (Note 9 )			Equity Reserves
				Warrants and
	Authorized			Share-based	Available for	Total Equity
	Shares	Issued Shares	Amount	Payment Sale	Revaluation	Reserves	Deficit	Total
Balance at February 1, 2010	Unlimited	148,980,791	$132,066	$37,591	$71	$37,662	$(72,083)	$97,645
Loss for the period	-	-	-	-	-	-	(3,467)	(3,467)
Other comprehensive gain (loss) for the period	-	-	-	-	(73)	(73)	-	(73)
Total other comprehensive income	-	-	-	-	(73)	(73)	(3,467)	(3,540)
Shares and warrants issued:
Exercise of options	-	245,000	195	-	-	-	-	195
Fair value of stock options exercised	-	-	115	(115)	-	(115)	-	-
Milestone 4 Bonus Share cost amortization (Note 14)	-	-	-	856	-	856	-	856
Share-based compensation (Note 9c))	-	-	-	127	-	127	-	127
Balance – July 31, 2010	Unlimited	149,225,791	$132,376	$38,459	$(2)	$38,457	$(75,550)	$95,283

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Condensed Interim Consolidated Statements of Cash Flows
For the Periods Ended July 31
All figures in Thousands of U.S. Dollars - unaudited

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	31 July	31 July	31 July	31 July
	2011	2010	2011	2010
Operating Activities
Loss for the period	(1,187)	(2,549)	(2,506)	(3,467)
Items not involving cash
Amortization	7	8	15	15
Finance costs	172	150	344	300
Financing costs write-off	-	1,830	-	1,830
Share-based compensation	32	24	568	34
Changes in non-cash working capital
Trade and other receivables	(121)	(8)	(184)	(14)
Prepaid expenses	302	(309)	9	(187)
Trade payables and accrued liabilities	(24)	(215)	(166)	(392)
Net cash used in operating activities	(819)	(1,069)	(1,920)	(1,881)

Financing Activities
Share capital – for cash (Note 9)	10,745	179	10,812	195
Deferred financing costs	-	(15)	-	(36)
Long-term debt funding (Note 9)	4,000	-	4,000	-
Long-term debt repayment	(500)	(500)	(1,000)	(1,000)
Net cash provided by (used in) financing activities	14,245	(336)	13,812	(841)

Investing Activities
Purchase of mineral property, plant and
equipment	(7,843)	(4,166)	(10,761)	(8,941)
Net cash used in investing activities	(7,843)	(4,166)	(10,761)	(8,941)

Net Increase (Decrease) in Cash and Cash Equivalents Position	5,583	(5,571)	1,131	(11,663)

Cash and Cash Equivalents Position – Beginning of Period	5,909	15,190	10,361	21,282

Cash and Cash Equivalents Position – End of Period	11,492	9,619	11,492	9,619

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

1.	General Information

PolyMet Mining Corp. (the “Company”) was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on June 10, 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company’s investment in the NorthMet Project and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

On September 25, 2006, the Company received the results of a Definitive Feasibility Study prepared by Bateman Engineering (Pty) Ltd. (“Bateman”) that confirmed the economic and technical viability of the NorthMet Project (the "Project") and, as such, the Project moved from the exploration stage to the development stage.

The head office of the Company is located at 6500 County Road 666, Hoyt Lakes, Minnesota, United States of America, 55750, The principal address and records office of the Company are located at 390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3.

Going Concern

While these condensed interim consolidated financial statements have been prepared on the basis that PolyMet Mining Corp. will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are conditions that cast significant doubt on the validity of that assumption. The Company has incurred losses since inception and has an accumulated deficit of $82,273,000 at July 31, 2011.

PolyMet Mining Corp. will need to raise sufficient funds to meet its current obligations (Note 6) as well as fund ongoing development, capital expenditures and administration expenses, in accordance with the Company’s spending plans for the next year. While in the past the Company has been successful in closing financing agreements with Glencore and other parties, there can be no assurance it will be able to do so again in the future.

On November 12, 2010, PolyMet Mining Corp. entered into a definitive agreement with Glencore AG (“Glencore”) to sell in a private placement 15 million common shares at US$2.00 per share for gross proceeds of US$30 million, before deducting estimated offering expenses. Completion of the sale of these shares and funding are to occur in three tranches of 5 million shares each subject, in each case, to certain closing conditions (Note 8). The first tranche closed on January 17, 2011 and the second tranche closed on July 15, 2011.

In order to meet all of its obligations for the period to July 31, 2012, including paying off the current portion of its long-term debt, PolyMet Mining Corp. will have to receive the remaining equity tranche, or obtain alternative financing. Management believes that it will reach agreement on timing of funding of the third $10 million tranche of equity funding to enable PolyMet to meet its obligations. However, agreement cannot be assured.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

1.	General Information - Continued

Management believes that, based upon the underlying value of the NorthMet Project, it will be able to obtain the necessary financing to meet PolyMet Mining Corp.’s requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained. Factors that could affect the availability of financing include the state of international debt and equity markets, investor perceptions and expectations and the global metals markets.

These condensed interim consolidated financial statements do not reflect any adjustments to the carrying values of assets and liabilities, reported expenses, and balance sheet classifications that would be necessary should the Company be unable to continue as a going concern, and these adjustments could be material.

2.	Basis of Preparation

Statement of Compliance

The condensed interim consolidated financial statements of PolyMet Mining Corp. have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

In fiscal 2011, the Company’s consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 16. Comparative figures have been restated to reflect these adjustments. Certain information and disclosures which are considered material to the understanding of the Company’s unaudited condensed interim consolidated financial statements and which are normally included in annual consolidated financial statements prepared in accordance with IFRS have been included in this interim report.

The policies applied in these condensed interim consolidated financial statements are based on IFRS effective for the year ended January 31, 2012 issued and outstanding as of September 6, 2011, the date the Board of Directors approved the statements. The Company’s significant accounting policies under IFRS are set out in PolyMet’s condensed interim consolidation financing statements for the quarter ended April 30, 2011. Any subsequent changes to IFRS, that must be reflected in the Company’s annual consolidated financial statements for the year ending January 31, 2012 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended January 31, 2011, and the Company’s condensed interim consolidated financial statements for the quarter ended April 30, 2011 prepared in accordance with IFRS applicable to interim financial statements.

Basis of Consolidation and Presentation

The condensed interim consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale and fair value through profit or loss financial assets. All dollar amounts presented are in United States (“U.S.”) dollar unless otherwise specified.

The condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Poly Met Mining, Inc. (“PolyMet US”). Inter-company balances and transactions have been eliminated on consolidation.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

3.	Recent Accounting Pronouncements

The IASB issued the following standards which may impact PolyMet, but have not yet been adopted by the Company: IFRS 9, Financial instruments - Classification and Measurement and IFRS 13, Fair Value Measurement. Both of these new standards are effective for annual periods beginning on or after January 1, 2015 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt either of the new requirements.

The following is a brief summary of these new standards:

IFRS 9 – Financial instruments - classification and measurement

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss. Requirements for financial liabilities were added to IFRS 9 in October 2010. Most of the requirements for financial liabilities were carried forward unchanged from IAS 39. However, some changes were made to the fair value option for financial liabilities to address the issue of own credit risk.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

4.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. The original term of the renewable lease was 20 years and called for total lease payments of $1,475,000. The Company can and has renewed the lease by making annual payments of $150,000 on or before each anniversary through January 2011 and, as such, has made total payments of $1,775,000 through that date. The next payment is due in January 2012.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, PolyMet holds mineral rights and the right to mine. PolyMet intends to acquire surface rights through a land exchange with the United States Forest Service, which costs have been included in the capital cost estimate of the Project.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

5.	Mineral Property, Plant and Equipment

Details are as follows:

	NorthMet	Other fixed
Net Book Value	Project	assets	Total
Balance at January 31, 2011	141,607	206	141,813
Additions	11,857	192	12,049
Disposals	-	-	-
Changes to environmental rehabilitation (Note 7)	1,507	-	1,507
Amortization	-	(262)	(262)
Balance at July 31, 2011	$154,971	$136	$155,107

	July 31,	January 31,
NorthMet Project	2011	2011
Mineral property acquisition and interest costs	$42,100	$41,220
Mine plan and development	34,071	29,305
Environmental	29,275	25,994
Consulting and wages	23,994	21,756
Environmental rehabilitation	14,528	13,021
Site activities	10,054	9,362
Mine equipment	949	949
Net book value	$154,971	$141,607

Erie Plant, Minnesota, U.S.A.

In October 2003, the Company entered into an option with Cliffs Natural Resources Inc. to purchase 100% ownership of large parts of the former LTV Steel Mining Company ore processing plant in north eastern Minnesota. The Company paid $500,000 in cash and issued 1,000,000 common shares (at fair value of $$229,320) for this option, which was exercised on November 15, 2005 under the Asset Purchase Agreement with Cliffs Natural Resources Inc.. Consideration for the purchase was $1 million in cash, $2.4 million in notes payable (paid in full in June 2008) and the issuance of 6,200,547 common shares (at fair market value of $7,564,000) in the capital stock of the Company.

On December 20, 2006, the Company closed a transaction (the “Asset Purchase Agreement II”) in which it acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

5.	Mineral Property, Plant and Equipment - Continued

The purchase price totalling 2 million common shares and $15 million in cash and debt (Note 6) was in four tranches:

•	2 million shares of PolyMet, paid at closing;
•	$1 million in cash, paid at closing;
•	$7 million in cash, payable in quarterly instalments of $250,000 commencing December 31, 2006 with the balance payable upon receipt of production financing. Interest is payable quarterly at the Wall Street Journal Prime Rate, and
•	$7 million in cash, payable in quarterly instalments of $250,000 commencing on December 31, 2009 with a balloon payment of any unpaid balance due on December 31, 2011. No interest was payable until December 31, 2009 after which it is payable quarterly at the Wall Street Journal Prime Rate, accordingly the debt was fair valued, for balance sheet purposes, by discounting it at 8.25%.

The Company has assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases. These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the environmental rehabilitation provision in the amount of $16,802,000 (Note 7) less accretion and spend has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

On July 15, 2011 Glencore AG, a wholly-owned subsidiary of Glencore International plc ("Glencore"), acquired pursuant to a private transaction the 9,200,547 PolyMet common shares previously owned by Cliffs.

Interest and loan accretion on the long-term and convertible debt to July 31, 2011 in the amount of $7,694,000 (January 31, 2011 - $6,770,000) have been capitalized as part of the cost of the NorthMet Project assets.

As the above assets are not yet in use, no amortization of these assets has been recorded to July 31, 2011.

At July 31, 2011, certain equipment with a fair value of approximately $3.42 million was classified as assets held for sale. During the year-ended January 31, 2011, these assets were written down to fair value less estimated cost to sell, resulting in a loss of $520,000.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

6.	Long Term Debt

Pursuant to Asset Purchase Agreement II (Note 5) the Company’s wholly owned subsidiary PolyMet US signed two notes payable to Cliffs in the amounts of $7,000,000 and $7,000,000, respectively.

The first note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 with the first payment on December 31, 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000.

The second note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing on December 31, 2009 for total repayment of $7,000,000 with final payment due on December 31, 2011. No interest was payable on the second note until December 31, 2009. Accordingly it was fair valued, for balance sheet purposes, by discounting it at 8.25%, the rate of interest on the first note when it was entered.

If PolyMet were to default on individual elements of the transactions with Cliffs, the assets associated with the default could revert to Cliffs’ control.

On June 30, 2011 PolyMet closed a $4,000,000 loan from Iron Range Resources & Rehabilitation Board ("IRRRB"), a development agency created by the State of Minnesota to stabilize and enhance the economy of northeastern Minnesota. At the same time, the Company exercised its options to acquire two tracts of land totaling approximately 5,375 acres of forests, wetlands, and lakes with high recreational value that are included as part of the proposed land exchange with the U.S. Forest Service (“USFS”). The loan is secured by the land acquired, carries a fixed interest rate of 5% per annum, compounded annually, and is repayable on the earlier of June 30, 2016 or the date which the related land is exchanged with the USFS. PolyMet has issued warrants giving the IRRRB the right to purchase 400,000 shares of its common stock at US$2.50 per share at any time until the earlier of June 30, 2016 or one year after permits are received.

The Company has accounted for the IRRRB loan and the 400,000 common share warrants by allocating the $4,000,000 between the debt and the warrants by fair valuing the debt and allocating the residual of $550,124 to the warrants. The debt has been fair valued using the difference between 8% and the 5% interest rate on the debt.

As at July 31, 2011, the outstanding long term debt was as follows:

	July 31,	January 31,
	2011	2011
Note payable to Cliffs	$7,500	$8,500
IRRRB loan	3,450	-
Accrued interest and accretion	49	25
Total Debt	10,999	8,525
Less current portion	(6,250)	(6,750)

Long term debt	$4,749	$1,775

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

7.	Environmental Rehabilitation Provision

As part of the consideration for the Cliffs Purchase Agreements (Note 5), the Company indemnified Cliffs for the liability for final reclamation and closure of the acquired property.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at July 31, 2011. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies.

The Company’s estimate of the fair value of the environmental rehabilitation provision at July 31, 2011 was $16,802,000 (January 31, 2011 - $15,719,000). This fair value was based upon a July 31, 2011 undiscounted future cost of $23.8 million (January 31, 2011 - $24.4 million) for the first Cliffs transaction and $1.9 million (January 31, 2011 - $2.1 million) for Cliffs II, an annual inflation rate of 2.00%, risk-free interest rate of 3.91%, a mine life of 20 years and a reclamation period of 9 years. The revision in estimated cash flow balance during the period of $1,507,000 is due to the decrease in the risk-free interest rate from 4.38% to 3.91% during the period.

In March 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree required submission of Field Study Plan Outlines and Short Term Mitigation Plans, which have been approved by the MPCA. As part of its prior transactions with Cliffs (Note 5), PolyMet has agreed to indemnify Cliffs for certain on-going site environmental liabilities. As such, the Company has included its best estimate of the liabilities related to this consent decree in its environmental rehabilitation provision for the period ended July 31, 2011 ($603,000).

Adjustments to the provision were as follows:

	Six months	Year ended
	ended	January 31,
	July 31, 2011	2011
Balance – beginning of period	$15,719	$13,699
Liabilities incurred in the current period	-	-
Liabilities discharged in the current period	(768)	(457)
Accretion expense	344	600
Revisions in estimated cash flows	1,507	1,877

Balance – end of period	$16,802	$15,719

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

8.	Glencore Financing

Details of fair value of the Glencore convertible debentures, as amended, were as follows:

	Six months	Year ended
	ended	January 31,
	July 31, 2011	2011
Balance – beginning of period	$27,631	$24,866
Fair value adjustment on refinancing	-	706
Accretion and capitalized interest	787	2,059

Balance – end of period	$28,418	$27,631

On October 31, 2008, the Company entered into a financing with Glencore for an aggregate of $50 million floating rate secured debentures which were due on September 30, 2011 (the "Debentures") to be issued by PolyMet US, and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4%, compounded quarterly. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet’s option, for payments on or before September 30, 2009, and at Glencore’s option thereafter. At July 31, 2011, $3,325,000 of interest had been added to the principal amount of the debt since inception. The Debentures are secured by all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US.

The Debentures are exchangeable into common shares of PolyMet, at Glencore’s option, at $4.00 per share. The Issuer can, at its option, prepay the Debentures if PolyMet’s shares trade at a 20-day volume weighted average price equal to or exceeding $6.00, at which time, and at Glencore’s option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between October 1, 2009 and September 30, 2010 would have been at 105% of the then outstanding principal of the Debentures, repayment between October 1, 2010 and September 30, 2011 would be at 102.5% of the outstanding principal.

$7.5 million of the Debentures were issued on October 31, 2008, an additional $7.5 million on December 22, 2008, $5 million on June 18, 2009 and $5 million on August 31, 2009.

The final $25 million of the Debentures, to be used primarily for detailed engineering and procurement, were to be issued upon publication of the Final Environmental Impact Statement in the State of Minnesota’s Environmental Quality Board Monitor, receipt by the Company of a bona fide term sheet for construction financing and were subject to expenditures being in material compliance with budget and other customary conditions as well as agreement between Glencore and Cliffs on terms and conditions whereby Cliffs will provide its consent to Glencore as mortgagee of those parts of the Erie Plant acquired by PolyMet under Asset Agreement II.

On October 31, 2008, PolyMet issued to Glencore warrants (”Glencore Warrants”) to purchase 6.25 million common shares of PolyMet at $5.00 if exercised before the NorthMet Project has produced a total of 20,000 metric tonnes of concentrate, or $6.00 thereafter. The Glencore Warrants were to expire on September 30, 2011. If the volume-weighted 20-day average price of PolyMet’s common shares traded at a 50% premium to the then applicable exercise price, Glencore would have had to exercise the warrants within 30 days or the warrants would have expired.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

8.	Glencore Financing - Continued

The Company accounted for the initial $7.5 million of the Debentures and the Glencore Warrants by allocating the $7.5 million to the warrants and debt based on their fair values, with the residual attributed to the exchangeable feature of the debt. The debt was fair valued using the difference between 9% and 12 month LIBOR at October 31, 2008 plus 4% (7.2075%) . Costs related to the financing of $652,000 have been recorded against the convertible debt.

The Company accounted for the second, third and fourth advances of $7.5 million, $5 million and $5 million, respectively, of the Debentures by allocating the principal amounts to the debt based on its fair value and the residual to the exchangeable feature of the debt. The debt was fair valued using the difference between 9% and 12 month LIBOR at October 31, 2008 plus 4% (7.2075%) . Costs related to the financings of $43,000, $16,000 and $12,000, respectively, were recorded against the convertible debt.

On November 17, 2009, the Company agreed to modify certain terms of the above transaction. Under the new terms the Glencore Warrants entitled Glencore to purchase 6.25 million common shares of PolyMet at $3.00 at any time on or before September 30, 2011. If the 20-day volume weighted average price of PolyMet’s shares had been 150% of the exercise price or more ($4.50), and the Final EIS had been published in the Minnesota Department of Natural Resources EQB Monitor, PolyMet could have accelerated the expiration of the Glencore Warrants to not less than 21 business days after the notice of acceleration. The incremental $158,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to the warrants and share-based payment reserve. These warrants were cancelled as part of the November 2010 agreements described below.

On November 17, 2009, PolyMet agreed to modify the terms of the final $25 million Tranche E of the $50 million Debenture with Glencore such that Tranche E, if drawn, could be exchanged at $2.65 per share. The first four tranches totalling $25 million (excluding capitalized interest) that had already been drawn would continue to be exchangeable at $4.00 per share.

On November 17, 2009 PolyMet agreed to sell 9,433,962 common shares of the Company at $2.65 per share for gross proceeds of $25 million. Closing and funding occurred in two transactions. On November 24, 2009, the Company closed the first tranche of 3,773,585 common shares at $2.65 per share for gross proceeds of $10 million. On January 26, 2010, the Company closed the second tranche of 5,660,377 common shares at $2.65 per common share for gross proceeds of $15 million. Transactions costs for these two financings totalled $499,000.

On November 12, 2010, the Company renegotiated its debenture financing from Glencore. The agreed amendments to the debenture financing were as follows:

•

The maturity date of the $25 million in outstanding debentures, plus interest, was extended from September 30, 2011 to September 30, 2012. The Issued Debentures continue to be exchangeable into common shares of PolyMet at $4.00 per share, as agreed to in 2008.

•

Cancellation of Glencore’s commitment to purchase, and the Company’s commitment to issue, $25 million of Tranche E Debentures which were to be issued upon publication of the Final Environmental Impact Statement, receipt of a term sheet for construction financing, and other customary conditions.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

8.	Glencore Financing - Continued

•	Cancellation of warrants to purchase 6.25 million common shares of PolyMet at $3.00 at any time until September 30, 2011 issued to Glencore in connection with the Debentures.

•	Issuance of warrants to purchase 3 million common shares of PolyMet at $2.00 at any time until December 31, 2015, issued to Glencore in consideration of the amendments listed above.

On November 12, 2010, the Company entered into a definitive agreement with Glencore to sell to Glencore in a private placement 15 million common shares at $2.00 per share for gross proceeds of $30 million, before deducting estimated offering expenses. Completion of the sale of these shares and funding are expected to occur in the following three tranches subject, in each case, to certain closing conditions:

•	Tranche 1 of $10 million closed on January 17, 2011;

•	Tranche 2 of $10 million closed on July 15, 2011, and

•	Tranche 3 of $10 million will close on the earlier of (i) the date of the Company’s funding requirement as set forth in a budget agreed between PolyMet and Glencore, ii) within ten business days following receipt by PolyMet of key permits, in a form reasonably acceptable to Glencore, that will enable the start of construction of the Project, and iii) October 15, 2012.

While it owns 10% or more of the issued and outstanding shares of PolyMet, Glencore has a right of first refusal to provide all material financings, subject to regulatory approval, since it owns 10% or more of the issued and outstanding shares of PolyMet. While it owns more than 5% of the issued and outstanding shares of PolyMet, Glencore has the right to participate in any equity-related financing to maintain its partially diluted ownership interest.

In accordance with IFRS, the November 12, 2010 transaction has been accounted for by deeming PolyMet’s existing convertible debt at that date with a book value of $26.546 million to have been extinguished and reissued. Therefore all of the costs associated with the transaction have been recorded as a non-cash expense of $3,831,000, comprising:

•	The change in fair value of the conversion feature resulting from its term being extended from September 30, 2011 to September 30, 2012 of $2.533 million;

•	The difference in fair value between the warrants to purchase 6.25 million common shares at $3.00 per share exercisable until September 30, 2011 and the warrants to purchase 3 million common shares at $2.00 per share exercisable until December 31, 2015 of $3.217 million;

•	The amounts of discount and deferred costs remaining to be accreted and amortized over the life of the debt of $706,000, less

•	The premium of $2.625 million resulting from the price of the common shares sold or to be sold to Glencore compared with the market price at the time of the arrangement.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

9.	Share Capital

	a)	Share Issuances for Cash

On July 15, 2011, the Company closed the second tranche of its equity financing with Glencore for 5,000,000 common shares at $2.00 per share for gross proceeds of $10 million (Note 8). Transactions costs for the financing were $22,000.

During the six months ended 31 July 2011, the Company issued 1,110,000 shares (31 July 2010 –245,000) pursuant to the exercise of stock options for total proceeds of $834,000 (31 July 2010 -$195,000).

b)	Stock Options and Restricted Stock

Effective May 25, 2007, the Company adopted a new Omnibus Share Compensation Plan (“Stock Option Plan”), which was approved by the Company’s shareholders’ on June 27, 2007. The Stock Option Plan covers the Company’s employees, directors, officers and consultants. The options are granted for varying terms ranging from two to seven years. The maximum number of common shares under the stock option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 3,967,500 common shares are reserved for issuance as awards other than options including the bonus shares (Note 14a)) and the restricted stock noted below.

Details of stock option activity were as follows:

	Six months	Year ended
	ended July 31,	January 31,
	2011	2011
Outstanding - Beginning of period	11,630,000	13,075,000
Granted	750,000	300,000
Forfeited	-	(900,000)
Exercised	(1,110,000)	(845,000)

Outstanding - End of period	11,270,000	11,630,000

During the six months ended July 31, 2011, the Company granted bonuses comprising 327,500 restricted stock for U.S. employees and consultants and restricted stock units for Canadian employees and consultants. 50% of each award to be issued upon receipt of permits and the balance to be issued upon the start of production.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

9.	Share Capital - continued

As at July 31, 2011, the following director, officer, consultant and employee stock options were outstanding:

			Number of
	Exercise Price	Exercise Price	options
Expiry Date	(US$)	(CDN$)	outstanding
October 18, 2011	0.83	0.79	50,000
March 30, 2012	0.68	0.65	60,000
May 1, 2012	0.89	0.85	135,000
June 15, 2012	0.99	0.94	40,000
September 19, 2012	1.42	1.36	1,240,000
October 24, 2012	1.26	1.20	200,000
December 5, 2012	1.20	1.15	150,000
March 20, 2013	2.89	2.76	2,400,000
June 19, 2013	3.11	2.97	325,000
September 1, 2013	4.00	3.82	300,000
September 22, 2013	3.68	3.51	75,000
January 5, 2014	3.46	3.30	525,000
February 13, 2014	2.99	2.85	1,250,000
March 12, 2014	2.92	2.79	250,000
March 23, 2014	2.89	2.76	50,000
September 4, 2014	3.00	2.86	360,000
December 12, 2014	3.05	2.91	205,000
January 11, 2015	3.03	2.89	70,000
January 31, 2015	2.87	2.74	100,000
February 15, 2015	2.72	2.60	500,000
June 2, 2015	3.92	3.74	100,000
July 30, 2015	3.22	3.07	175,000
January 30, 2016	0.82	0.78	575,000
February 17, 2016	0.82	0.78	910,000
October 15, 2016	2.67	2.55	115,000
January 8, 2017	3.54	3.38	60,000
January 25, 2018	2.17	2.07	300,000
March 10, 2018	2.04	1.95	750,000
Weighted average exercise price and total number of options outstanding	2.32	2.26	11,270,000

As at July 31, 2011 all options had vested and were exercisable, with the exception of 1,812,500, which vest upon completion of specific targets.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

9.	Share Capital - continued

c)	Share-Based Compensation

During the six month period ended July 31, 2011, the Company granted 750,000 options (July 31, 2010 –nil) to directors with an average exercise price of US$2.04 per option. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	1.71%
Expected dividend yield	Nil
Expected forfeiture rate	Nil
Expected stock price volatility	75.18%
Expected option life in years	1.40

The expected forfeiture rate reflects the Company's expectations that its key staff and directors who have received incentive options will continue to work for the Company. The Company has no current plans to reduced staffing levels and anticipates that the likelihood of resignations will diminish as the permitting process proceeds.

The weighted fair value of options granted during the period was US$0.68. Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

During the six months ended July 31, 2011, the Company granted bonuses comprising 327,500 restricted stock for U.S. employees and consultants and restricted stock units for Canadian employees and consultants. 50% of each award to be issued upon receipt of permits and the balance to be issued upon the start of production. The restricted stock and restricted stock units had a fair value of $668,000, which is being amortized over the vesting period.

During the six month period ended July 31, 2011, the Company recorded $760,000 (July 31, 2010 -$127,000) for share-based compensation in its accounts as an expense of $568,000 (July 31, 2010 -$34,000) and as a debit to mineral property, plant and equipment of $192,000 (July 31, 2010 - $93,000), with the offsetting entries to warrants and share-based payment reserve.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

9.	Share Capital - Continued

d)	Warrants and Share-Based Payment Reserve

The warrants and share-based payment reserve represents accumulated share-based compensation expense and warrants issued, reduced by the fair value of the stock options and warrants exercised.

Details were as follows:

	Six months	Year ended
	ended July 31,	January 31,
	2011	2011
Balance – Beginning of period	$39,695	$37,591
Current period fair value of share-based compensation	760	63
Refinancing of convertible debt (Note 8)	-	3,125
Premium on equity financing	-	875
Bonus Shares for Milestone 4 cost amortization (Note 14a))	674	1,593
Forfeiture of Bonus Shares for Milestone 4 (Note 14a))	-	(1,682)
Deferred income tax charge (Note 9e) and 14b))	-	(1,390)
Long-term debt – warrants to IRRRB (Note 9e))	550	-
Fair value of stock options and warrants exercised during the period	(605)	(480)
Balance – End of period	$41,074	$39,695

e)	Share Purchase Warrants

Details of stock purchase warrant activity were as follows:

	Six months ended		Year ended
	July 31, 2011		January 31, 2011
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
		Price		Price
	Warrants	(US$)	Warrants	(US$)
Warrants outstanding - beginning of period	7,010,000	4.00	15,202,046	3.74
Expired (Note 9e))	-	-	(4,942,046)	3.23
Cancelled (Note 8)	-	-	(6,250,000)	3.00
Exercised	-	-	-	-
Issued (Notes 6 and 8)	400,000	2.50	3,000,000	2.00
Warrants outstanding – end of period	7,410,000	3.92	7,010,000	4.00

On April 17, 2007, the Company issued 7,500,000 warrants in connection with a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant was exercisable into a common share at a price of US$4.00 at any time until October 13, 2008 subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees including an additional 520,000 broker warrants having the same terms as the warrants described above.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

9.	Share Capital - continued

e)	Share Purchase Warrants

On October 10, 2008, the Company announced that it received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

•

4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and October 13, 2009, and

•

4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

The incremental $544,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to the warrants and share-based payment reserve in the year ended January 31, 2009.

In October 2009, the Company received the consent from holders of more than two-thirds of the above warrants to exchange the 4,010,000 warrants due to expire on October 13, 2009 for 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and December 31, 2009. The incremental $1,005,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to the warrants and share-based payment reserve.

In November 2009, the Company received the consent from holders of more than two-thirds of the above warrants to exchange the 4,010,000 warrants due to expire the earlier of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and December 31, 2009 for 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 21 business days after publication of the final Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and December 31, 2010. The incremental $3,757,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to the warrants and share-based payment reserve.

Warrants to purchase 167,954 shares of PolyMet common stock were exercised in the year ended January 31, 2010. On December 31, 2010, the unexercised warrants, to purchase 3,842,046 shares of PolyMet common stock at US$3.00 per share, expired. The Company recorded a deferred income tax charge as the expiration of the warrants triggered a capital gain for tax purposes which was offset by the application of tax losses carried forward resulting in a credit of $1,219,000.

On August 31, 2011, the unexercised warrants, to purchase 4,010,000 shares of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter, expired.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

9.	Share Capital - continued

e)	Share Purchase Warrants - continued

On October 31, 2008, the Company issued 6,250,000 warrants ("Purchase Warrants") to Glencore as partial consideration under the financing agreement described in Note 8. The warrants entitled Glencore to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The warrants would have expired on September 30, 2011.

On November 17, 2009, the Company amended the terms such that the Purchase Warrants entitled Glencore to purchase 6,250,000 common shares of PolyMet at US$3.00 and expire on September 30, 2011.

On November 12, 2010, the Company cancelled warrants giving Glencore the right to purchase 6,250,000 common shares of PolyMet at US$3.00 at any time until September 30, 2011 and issued warrants giving Glencore the right to purchase 3,000,000 common shares of PolyMet at US$2.00 at any time until December 31, 2015, in consideration of the amendments to the debenture agreements (Note 8).

On June 30, 2011 PolyMet closed a $4,000,000 loan (Note 6 – also includes use of proceeds) from Iron Range Resources & Rehabilitation Board ("IRRRB"). In consideration for making of the loan to the Company, PolyMet has issued warrants giving the IRRRB the right to purchase 400,000 shares of its common stock at US$2.50 per share at any time until the earlier of June 30, 2016 or one year after permits are received.

On October 31, 2006, the Company issued 600,000 warrants to BNP Paribas Loan Services as partial consideration under the agreement described in Note 14b). These warrants had an exercise price of US$4.00 per share and expired on October 30, 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to October 30, 2010 would have vested. All of these warrants expired on October, 30 2010. The Company recorded a deferred income tax recovery as the expiration of the warrants triggered a capital gain for tax purposes which was offset by the application of tax losses carried forward resulting in a credit of $171,000.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

9.	Share Capital - continued

f)	Shareholder Rights Plan

Effective May 25, 2007, the Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on June 27, 2007, modified by the Company’s shareholders on June 17, 2008 and ratified and confirmed by the Company’s shareholders on July 13, 2011. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of Cdn$50 per share, subject to adjustment (the “Exercise Price”). However, upon certain events occurring (as defined in the Rights Plan), each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time, as defined in the Rights Plan.

10.	Finance Income and Costs

Finance income and costs for the six and months ended July 31, 2011 and 2010 were comprised of:

	Six months	Six months
	ended July	ended July 31,
	31, 2011	2010
Interest (income) expense	$(1)	$(2)
Accretion of environmental rehabilitation provision	344	300

Finance income and costs	$343	$298

	Three months	Three months
	ended July	ended July 31,
	31, 2011	2010
Interest (income) expense	$(1)	$(1)
Accretion of environmental rehabilitation provision	172	150

Finance income and costs	$171	$149

11.	Supplemental Disclosure With Respect to Statements of Cash Flows

During the six months ended July 31, 2011 and 2010 the Company entered into the following non-cash investing and financing activities:

	July 31, 2011	July 31, 2010
Changes in trade payables and accrued liabilities related to investing activities	$(54)	$(251)

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

12.	Related Party Transactions

The Company conducted transactions with key management personnel, comprising of certain members of senior management, officers, directors and persons or companies related to these individuals, and paid or accrued amounts during the six months ended July 31, 2011 and 2010, as follows:

	July 31, 2011	July 31, 2010
Wages and other short-term benefits	$472	$441
Other long-term benefits	18	12
Share-based compensation	738	-

Total	$1,228	$453

The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the amount of consideration established and agreed to by the related party.

Included in key management compensation were consulting fees of $nil paid during the six months ended July 31, 2011 (July 31, 2010 - $32,000) to Dr. Dreisinger, a director of the Company, primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger conducted in-person and telephonic meetings with Mr. William Murray, then the Company’s Executive Chairman, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past six years.

The agreement with Dr. Dreisinger was entered into at a time when the Company’s current business plans were being formulated and were month to month and oral in nature. The agreement was approved by Mr. William Murray. It was discussed with the Company’s board of directors who did not consider that a formal approval and written contract was necessary at that time. The Company believes that the contract was at terms at least as good as could be obtained from third parties. The agreement with Dr. Dreisinger was terminated effective January 31, 2011.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

13.	Segmented Information

The Company is in the permitting stage of developing its mineral properties in the U.S. and provides for its financing and administrative functions at the head office located in Canada. Segmented information on a geographic basis was as follows:

July 31, 2011	Canada	U.S.	Consolidated
Segment operating loss (6 months ended)	$1,718	$788	$2,506
Segment operating loss (3 months ended)	$752	$435	$1,187
Identifiable assets	$11,578	$159,632	$171,210

July 31, 2010	Canada	U.S.	Consolidated
Segment operating loss (6 months ended)	$2,767	$700	$3,467
Segment operating loss (3 months ended)	$2,289	$260	$2,549
Identifiable assets	$9,686	$136,696	$146,382

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

14.	Contingent Liabilities and Commitments

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key directors, management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at July 31, 2011, the Company had received shareholder approval of the Bonus Shares for Milestones 1 to 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval. To July 31, 2011, 5,240,000 shares have been issued for the achievement of Milestones 1, 2 and 3.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	issued
Milestone 2	1,300,000	(i) issued in May 2009
Milestone 3	2,350,000	issued
Milestone 4	3,640,000	(ii) and (iii)

(i)

Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of nickel-hydroxide produced from the NorthMet Project, and / or an equity investment in the Company by such a producer or producers. The bonus shares allocated to Milestone 2 are valued at CDN$0.75. This milestone was deemed to have been achieved in May 2009 and therefore the Company issued the shares to certain directors and insiders and capitalized $714,000 to property plant and equipment.

(ii)	Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the Company has not less than 50% ownership interest.

(iii)

At the Annual General Meeting of shareholders of the Company, held on June 17, 2008, the disinterested shareholders approved the bonus shares for Milestone 4. The bonus shares allocated to Milestone 4 are valued at US$3.80, the Company’s closing trading price on June 17, 2008.

During the six months ended July 31, 2011, the Company recorded $674,000 of amortization related to Milestone 4 (July 31, 2010 – $856,000), these amounts were capitalized to Mineral Property, Plant and Equipment. The fair value of these unissued bonus shares is being amortized, over its expected life, until the estimated date of issuance.

b)

On 31 October 2006 the Company entered into an agreement with BNP Paribas Loan Services (“BNPP”) whereby BNPP will advise and assist PolyMet in all aspects of preparation for construction finance. As part of this agreement, BNPP was issued warrants to purchase 600,000 shares of the Company’s common stock at a price of US$4.00 per share at any time prior to October 30, 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to October 30, 2010 would vest. As part of the agreement, PolyMet would also pay BNPP a monthly fee for its advice and assistance and pay the costs for BNPP’s independent engineers. The Company decided to review alternatives for construction financing and decided not to renew its agreement with BNPP which expired on July 31, 2010. As such, the $1,830,000, $1,197,000 of which was non-cash related to the fair value of warrants issued, recorded as a deferred financing cost asset was written off to the consolidated statement of loss and comprehensive loss in the quarter ended July 31, 2010.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

14.	Contingent Liabilities and Commitments - continued

c)

On October 13, 2008, the Company entered into a collateral pledge agreement wherein it pledged a used drill rig which it owned against amounts due to a supplier for rebuilding the drill rig. The drill rig had a book value of $3,420,000 and, as at July 31, 2011, the Company is paying the supplier $815,000 over time for work on the drill.

d)

On October 31, 2008, the Company entered into agreements with Glencore wherein Glencore will provide marketing services covering concentrates, metal, or intermediate products at prevailing market terms for at least the first five years of production.

e)

On July 31, 2011, the Company had outstanding commitments related to equipment, rent, consultants and the environmental review process of approximately $2.4 million predominantly due over the next year.

f)

At July 31, 2011 the Company had non-binding commitments in 2011 and 2012 of $516,000 to pay options to maintain its right to acquire certain lands that it will need at permitting. These lands include land that the Company expects to exchange with the USFS for surface rights at the mine site and land for wetland credits.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

15.	Transition to IFRS

IFRS accounting policies have been applied in preparing the financial statements for the three and six month periods ended July 31, 2011, the comparative information presented in these financial statements for the three and six month periods ended July 31, 2010 and the year ended January 31, 2011.

a)	Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The following tables represent the reconciliations from Canadian GAAP to IFRS for the respective periods noted for equity and total comprehensive income.

Reconciliation of equity between Canadian GAAP and IFRS as at July 31, 2010:

					Accumulated
					Other
			Share	Contributed	Comprehen-
		Note	Capital	Surplus[1]	sive Loss[2]	Deficit	Total Equity
As reported under Canadian GAAP	$		132,376	$37,847	$(2)	$(74,902)	$95,319
Change to initial fair value of convertible debt conversion factor and warrants		(i)	-	612	-	-	612
Adjustment to fair value of environmental rehabilitation provision		(ii)	-	-	-	(534)	(534)
Change in accretion of environmental rehabilitation provision		(ii)	-	-	-	(114)	(114)

As reported under IFRS	$		132,376	$38,459	$(2)	$(75,550)	$95,283

[1]	Contributed surplus was reclassified to warrants and share-based payment equity reserve under IFRS
[2]	Accumulated other comprehensive loss was reclassified to available for sale revaluation equity reserve under IFRS

Reconciliation of total comprehensive loss between Canadian GAAP and IFRS for the three and six months ended July 31, 2010:

		Three	Six
		months	months
		ended	ended
		July 31,	July 31,
	Note	2010	2010
Total comprehensive loss - under Canadian GAAP		$2,545	$3,426
Change in loss on refinancing of convertible debt		-	-
Change in accretion of environmental rehabilitation provision		55	114

Total comprehensive loss – as reported under IFRS		$2,600	$3,540

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
July 31, 2011
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

15.	Transition to IFRS - Continued

b)	Explanations of Reconciliations of Canadian GAAP to IFRS

The transition from Canadian GAAP to IFRS has had no effect on the net cash flows reported by the Company. The changes made to the statements of consolidated earnings and consolidated balance sheets have resulted in reclassification of various amounts on the statements of cash flows, however as there have been no changes to the net cash flows, no reconciliations have been prepared.

i)	Convertible Debt – Glencore Financing

Under IFRS, the value attributable to the conversion factor of convertible debt is the residual of the overall instrument’s fair value, after the fair value of the debt is determined. As was permitted under Canadian GAAP for the Glencore financing, the Company had allocated values to the debt, the conversion factor and warrants on a fair value pro-rata basis.

The transition to IFRS resulted in a decrease in the initial fair value of debt of $612,000, resulting in a fair value of $23,380,170 and an increase in the fair value of the conversion factor and fair value of warrants of $612,000.

Interest and accretion associated with the debt is capitalized to mineral property, plant and equipment. The change in the initial fair value of the debt resulted in an increase capitalized interest and accretion costs of $225,000 at February 1, 2010 and $246,000 at January 31, 2011.

ii)	Environmental Rehabilitation Provision

The Company elected to apply the IFRS 1 optional exemption for its decommissioning liabilities. The fair value of the environmental rehabilitation provision was calculated as at February 1, 2010 and then discounted to the date the obligation first arose using a historical discount rate and added to the cost of the related asset in mineral property, plant and equipment.

The transition from Canadian GAAP to IFRS resulted in an environmental rehabilitation provision of $15,719,000 as at January 31, 2011, an increase of $11,907,000. The change in accretion of the environmental rehabilitation provision resulted in a $534,000 increase to deficit. Accretion for the provision under IFRS was $150,000 and $300,000 for the three and six month periods ended July 31, 2010, an increase of $55,000 and $114,000, respectively. The transition from Canadian GAAP to IFRS resulted in an asset as part of mineral property, plant and equipment associated with environmental rehabilitation of $13,021,000 as at January 31, 2011, an increase of $11,156,000. As the associated assets are not in use, amortization of these assets has not been recorded to July 31, 2011.

The most significant factor in the measurement difference of the environmental rehabilitation provision under IFRS and asset retirement obligation under Canadian GAAP was the applied discount rate. Under IFRS, a liability specific risk-free rate was used to discount future cash flows, whereas Canadian GAAP required a credit-adjusted risk-free rate. IFRS also requires changes in the liability to be recorded each period based on changes in discount rates, in addition to changes in estimated timing or amount of future cash flows.